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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2014 (MM/DD/YY) AND ENDING August 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Szaniszlo, Managing Director (512) 467-3655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett Stratemann & Co.
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Rd.	Austin	Texas	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Szansizlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE L. HENDERSON
Notary Public, State of Texas
My Commission Expires
August 28, 2019

[Signature]
Signature

Managing Director
Title

Carrie L. Henderson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, and REPORT ON REVIEW OF EXEMPTION REPORT

FOR THE FISCAL YEAR ENDED AUGUST 31, 2015

PS&Co.

Padgett Stratemann

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, and REPORT ON REVIEW OF EXEMPTION REPORT

FOR THE FISCAL YEAR ENDED AUGUST 31, 2015

FIRST PUBLIC, LLC
TABLE OF CONTENTS

Financial Statements and Supplemental Information

Report on Review of Exemption Report

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report

Mr. Chris Szaniszlo, Managing Director
First Public, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of First Public, LLC (the "Company"), a wholly owned subsidiary of Texas Association of School Boards, Inc., as of August 31, 2015, and the related statements of income, changes in capital, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in the Net Capital Computation (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
October 15, 2015

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2015

ASSETS		
Cash and cash equivalents	$	1,926,484
Deposit with clearing organization		111,920
Accounts receivable		254,977
Prepaid expenses		33,329
Total Assets	$	2,326,710
LIABILITIES AND CAPITAL		
Accounts payable	$	39,948
Accounts payable to affiliated organizations		777,917
Accrued liabilities due affiliated organizations		58,576
Total Liabilities		876,441
Retained earnings		1,450,269
Total Capital		1,450,269
Total Liabilities and Capital	$	2,326,710

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2015

Revenue:		
Lone Star Investment Pool administrative services	$	3,545,105
Supplemental benefits administrative services		138,226
Net investment income		745
Total Revenue		3,684,076
Operating Expenses:		
Employee lease with affiliated organization		1,697,593
Administrative services provided by affilitated organization		1,015,174
Building lease with affiliated organization		72,267
Insurance		52,822
Consultants		53,768
Other purchased and contract services		32,680
Outside counsel		84,707
Software support/license fee		22,200
Clearing fees		25,000
Financial audit		20,801
Other expense		17,730
Total Operating Expenses		3,094,742
Net Income	$	589,334

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2015

Beginning Balance	$	2,910,935
Net income		589,334
Capital distributions		(2,050,000)
Ending Balance	$	1,450,269

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2015

Cash flows from operating activities:		
Net income	$	589,334
Changes in assets and liabilities:		
Increase in deposit held with clearing organization		(11)
Increase in accounts receivable		(21,184)
Decrease in prepaid expenses		3,149
Decrease in accounts payable		(2,749)
Increase in accounts payable to affiliated organizations		249,795
Decrease in accrued liabilities due affiliated organizations		(72,865)
Net cash provided by operating activities		745,469
Cash flows from financing activities:		
Capital distributions to TASB		(2,050,000)
Net cash used in financing activities		(2,050,000)
Net decrease in cash and cash equivalents		(1,304,531)
Cash and cash equivalents, beginning of year		3,231,015
Cash and cash equivalents, end of year	$	1,926,484

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2015

NOTE 1–NATURE OF OPERATIONS

Formed in 2003, First Public, LLC (First Public) provides financial and insurance related services to school districts and other local governments within Texas. First Public is a Texas limited liability company (Texas Bus. Org. Code §101.001, et seq.) and a wholly-owned subsidiary of the Texas Association of School Boards, Inc. (TASB). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). First Public holds a general agency license with the Texas Department of Insurance for life, accident, and health/HMO insurance, and is a licensed Third Party Administrator.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star Investment Pool (Lone Star) revenue is earned ratably over the service period based on the daily net asset values of Lone Star. Supplemental benefits revenue is earned ratably based on premiums paid to carriers by participants.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2015 consist of cash and money market mutual funds. The financial institutions holding First Public's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. The financial institutions holding First Public's money market mutual funds are members of the Securities Investor Protection Corporation (SIPC). At August 31, 2015, First Public's interest bearing cash accounts were fully insured. Money market mutual funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2011.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star with administrative and distribution services. Lone Star is a public funds investment pool established in 1991, in accordance with the Texas Interlocal Cooperation Act (Tex. Gov. Code, chap. 791) and the Texas Public Funds Investment Act (Tex. Gov. Code, chap. 2256). The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and other political subdivisions or agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2014 through August 31, 2019, unless either party terminates the agreement with 180 days written notice. First Public earned $3,545,105 under this agreement for the fiscal year ended August 31, 2015, which represents approximately 96 percent of First Public's total revenue. At August 31, 2015, $233,905 of this earned revenue was receivable from Lone Star.

First Public provides the TASB Supplemental Employee Benefits Cooperative (Benefits Cooperative) with various administrative services under a service agreement. The Benefits Cooperative is organized under the Texas Interlocal Cooperation Act (Tex. Gov. Code, chap. 791), and participating governmental entities establish membership by becoming a party to the Benefits Cooperative's interlocal agreement. The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering group and individual insurance coverage, as well as other insurance related services, to governmental entity employees. First Public, licensed with the Texas Department of Insurance, provides administrative services to the Benefits Cooperative that include, but are not limited to, publicizing and marketing, participant enrollment, maintenance of financial records, and implementation of Benefits Cooperative initiatives. First Public and the Benefits Cooperative were under an initial service agreement beginning February 26, 2013, and expiring August 31, 2018. The initial agreement has been superseded by a new agreement commencing January 27, 2015 and expiring August 31, 2020. Under the agreements, in consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive commissions under separate agreements with various insurance brokers and carriers that offer and provide related support for group and individual insurance coverage to participating governmental entities and their employees. Commissions earned by First

Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $138,226 under these agreements for the fiscal year ended August 31, 2015, which represents approximately four percent of First Public's total revenue.

During the year ended August 31, 2015, revenue earned by First Public under the various insurance broker and carrier agreements, which was in consideration for administrative services provided to the Benefits Cooperative, was not significant to the financial statements. This was as a result of a Benefits Cooperative structural reorganization that occurred during the 2014-15 fiscal year. Some notable outcomes of the structural reorganization included the engagement of a Third Party Administrator (TPA), a TPA software provider, and a benefits consultant. First Public's role was also expanded to include that of agent of record for carriers serving Benefits Cooperative members. Certain expenses associated with the execution of these new agreements have been recognized during the year ended August 31, 2015.

SUBSEQUENT EVENTS:

Subsequent events have been evaluated through October 15, 2015, which is the date the financial statements were issued.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. The current administrative services agreement was entered into as of April 27, 2009, and remains in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2015, First Public incurred expenses totaling $1,015,174 under the agreement. At August 31, 2015, $305,467 was owed to TASB, and $5,805 had been recorded as an accrued liability.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of April 27, 2009 and remains in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2015, First Public incurred expenses totaling $1,697,593 under the agreement. At August 31, 2015, $452,751 was owed to TASB, and $52,771 had been recorded as an accrued liability.

During the year ended August 31, 2015, First Public made four distributions to TASB for a total of $2,050,000, which is reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2015, First Public had net capital of $1,126,053, which was $1,026,053 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .78 to 1, at August 31, 2015.

First Public operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing organization.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective April 27, 2009. The lease was amended effective March 1, 2015. The current lease agreement, as amended, requires monthly payments of approximately $6,566, and remains in effect until terminated in accordance with the terms of the agreement. Rent expense incurred for the fiscal year ended August 31, 2015 totaled $72,267. At August 31, 2015, $19,699 was owed to TASB under the terms of the lease agreement.

NOTE 6–CLEARING ORGANIZATION

First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $100,000, as of August 31, 2015, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization. The financial institution holding First Public's security deposit is participating in the FDIC's insurance program and at August 31, 2015, the security deposit was fully insured.

NOTE 7 – FAIR VALUE OF ASSETS AND LIABILITIES

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1 -** Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.

- **Level 2 -** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3 -** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents and Deposit with Clearing Organization – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

Supplemental Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2015

Computation of net capital:		
Total capital	$	1,450,269
Nonallowable assets:		
Accounts receivable		254,977
Prepaid expenses		33,329
Total nonallowable assets		288,306
Net capital before haircuts on securities positions		1,161,963
Haircuts on securities		35,910
Net capital		1,126,053
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000
Excess net capital	$	1,026,053
Aggregate indebtedness		$876,441
Ratio of aggregate indebtedness to net capital		.78 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2015 Part IIA FOCUS filing.

Independent Registered Public Accounting Firm's
Report on Review of Exemption Report

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report on Review of Exemption Report

Mr. Chris Szaniszlo, Managing Director
First Public, LLC
Austin, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) First Public, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Public, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and (b) First Public, LLC stated that First Public, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Public, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Public, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Padgett, Stratemann & Co., L.L.P.

Austin, Texas
October 15, 2015

FIRST PUBLIC® Member FINRA/SIPC
12007 Research Blvd. • Austin, Texas 78759 • 800.558.8875 • Fax: 512.452 7842 • firstpublic.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

October 15, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- First Public, LLC is a broker/dealer registered with the SEC and FINRA.
- First Public, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended August 31, 2015.
- First Public, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of First Public, LLC."

- First Public, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of September 1, 2014 through August 31, 2015, without exception.
- First Public, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of September 1, 2014 through August 31, 2015.

The above statements are true and correct to the best of my and the Firm's knowledge.

[signature] 10/19/15

Chris Szaniszlo, Managing Director — Date
First Public, LLC

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mr. Chris Szaniszlo, Managing Director
First Public, LLC
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2015, which were agreed to by First Public, LLC (the "Company"); the Securities and Exchange Commission; the Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures, is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by the Company supporting the adjustments, noting no differences.

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
October 15, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended August 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66105 FINRA August

First Public, LLC

12007 Research Blvd

Austin, TX 78759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell 973-727-7379

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_____ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Public, LLC
(Corporation, Partnership or other organization)

DocuSigned by: Robert Campbell
3D56B1EB61CD479...
(Authorized Signature)

Dated the 2 nd day of October, 2015.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning September 1, 20 14
and ending August 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,684,076
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,683,331
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	25,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	3,708,331
2d. SIPC Net Operating Revenues	$ -24,255
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)

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